Exhibit 99.2

ERAYAK Power Solution Group Inc.
No. 528, 4th Avenue
Binhai Industrial Park
Wenzhou, Zhejiang Province
People’s Republic of China 325025

PROXY

Solicited on Behalf of the Board of Directors for the Extraordinary General
Meeting of Shareholders on February 5, 2025 at 11:00 A.M., Beijing Time
(February 4, 2025, at 10:00P.M., Eastern Time)

The undersigned hereby appoints Mr. Lingyi Kong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of ERAYAK Power Solution Group Inc. which the undersigned is entitled to vote at the extraordinary general meeting of shareholders of the Company (the “Meeting”) and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” the resolutions in Items 1.

Item 1	RESOLVED as an ordinary resolution, to approve a change of the Company’s authorized share capital from US$220,000,000 divided into 10,000,000,000 ordinary shares of par value of US$0.022 each, comprising (a) 9,000,000,000 class A ordinary shares of par value of US$0.022 each and (b) 1,000,000,000 class B ordinary shares of par value of US$0.022 each, to US$220,000,000 divided into 22,000,000,000,000 ordinary shares of par value of US$0.00001 each, comprising (a) 19,800,000,000,000 class A ordinary shares of par value of US$0.00001 each and (b) 2,200,000,000,000 class B ordinary shares of par value of US$0.00001 each, with immediate effect (the “Share Capital Change”).

☐ For	☐ Against	☐ Abstain

Item 2	RESOLVED as an ordinary resolution, to approve (a) one or more share consolidation of the Company’s issued and unissued class A ordinary shares of par value of US$0.022 each (the “Class A Ordinary Shares”) and class B ordinary shares of par value of US$0.022 each (the “Class B Ordinary Shares”, and, together with Class A Ordinary Shares, the “Ordinary Shares”), at a ratio of not less than 1-for-10 and not more than 1-for-500, with the final ratio to be determined by the board of directors (the “Board”) in its sole discretion at any time after approval by the shareholders (altogether, the “Share Consolidations” and each, a “Share Consolidation”), and authorize the Board to implement such Share Consolidations at the exact consolidation ratio and effective time as the Board may determine in its absolute discretion at any time prior to the one-year anniversary of the Meeting; and (b) in respect of any and all fractional entitlements to the issued consolidated shares resulting from the Share Consolidations, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidations, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidations, and the Board be and is hereby authorized to do all other acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by or giving effect to and implementing the Share Consolidations, including instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidations.

☐ For	☐ Against	☐ Abstain

Item 3	RESOLVED as a special resolution, subject to approval by the shareholders of Proposal One, and entirely conditional upon the effectiveness of the Share Capital Change, the shareholders approve the adoption of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated Memorandum and Articles of Association”), in the form set forth in Appendix A to this notice, in substitution for and to the exclusion of the currently effective memorandum and articles of association of the Company, which Fifth Amended and Restated Memorandum and Articles of Association shall take effect with immediate effect to reflect the Share Capital Change, and the shareholders further authorize the Board to do all acts and things as it considers necessary or desirable in connection with the foregoing, including attending to any necessary filings with the Registrar of Companies in the Cayman Islands (the “Adoption of the Fifth Amended and Restated Memorandum and Articles of Association”).

☐ For	☐ Against	☐ Abstain

Item 4	RESOLVED as a special resolution, subject to approval by the shareholders of Proposal Two, and entirely conditional upon the effectiveness of a Share Consolidation with the exact consolidation ratio and the effective date of such Share Consolidation as determined by the Board, the shareholders approve the adoption of the an amended and restated memorandum and articles of association (the “New M&A”) in substitution for and to the exclusion of, the memorandum and articles of association of the Company in effect immediately prior to effectiveness of such Share Consolidation to solely reflect such Share Consolidation, so long as it is implemented at any time prior to the one-year anniversary of the Meeting (the “Adoption of New M&A upon Each Share Consolidation”).

☐ For	☐ Against	☐ Abstain

Item 5	RESOLVED as an ordinary resolution, to approve that with respect to the matters duly approved under these resolutions at the Meeting, (a) any one or more of directors of the Company to be authorized to do all such acts and things and execute all such documents, which are ancillary to the Share Capital Change, the Share Consolidation, the Adoption of the Fifth Amended and Restated Memorandum and Articles of Association, the Adoption of New M&A upon Each Share Consolidation and other proposals under the foregoing resolutions, and of administrative nature, on behalf of the Company, including under seal where applicable, as he/she/they consider necessary, desirable or expedient to give effect to the foregoing resolutions; (b) the registered office service provider of the Company be and is hereby authorized and instructed to make the necessary filings with the Registrar of Companies of the Cayman Islands in respect of the foregoing resolutions; and (c) the Company’s share registrar and/or transfer agent be and is hereby instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director or officer of the Company instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

☐ For	☐ Against	☐ Abstain

Item 6	RESOLVED as an ordinary resolution, to adjourn the Meeting for any purpose, including to solicit additional proxies if there are insufficient votes at the time of the Meeting to approve the proposals described above (the “Adjournment Proposal”).

☐ For	☐ Against	☐ Abstain

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated:_____________________________________ , 2026

Signature

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

VOTING INSTRUCTIONS

To vote by Internet

1)	Visit www.proxyvote.com or scan the QR code on your voting card.

To vote by Telephone

1)	Call the telephone number on your voting card or email.

To vote by Mail

1)	Check the appropriate boxes on the voting instruction form

2)	Sign, date, and return your voting card in the enclosed envelope.

Please note the latest we will accept voting is on February 4, 2026, at 12:59 A.M., Beijing Time (February 3, 2025, at 11:59 P.M., Eastern Time).

3